August 2, 2021

VIA EDGAR
==========
Samantha Brutlag
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Zacks Trust; File Nos. 333-232634 and 811-23435

Dear Ms. Brutlag,

On March 18, 2021, Zacks Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to the Zacks Earnings Constant Portfolio ETF (the “Fund”). On April 12, 2021, you provided oral comments to the Registration Statement. On July 23, 2021, we filed correspondence responding to those comments. On July 28, 2021, you provided an additional oral comment. Please find below a summary of the additional comment and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

General:

Comment 1. Please supplementally provide an explanation as to why the word “consistent” in the Fund’s name is not misleading in accordance with Rule 35d-1.

Response. The Registrant believes the Fund’s name, “Zacks Earnings Consistent ETF,” is consistent with Rule 35d-1. The Registrant does not believe the word “consistent” suggests an investment in any particular type of security nor does it suggest certainty or a lack of vulnerability to volatility. The word suggests more of an aspiration or goal for the earnings of the companies in the Fund’s portfolio as described in the strategy.

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If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685